

Report of Independent Accountants

To the Management and the Board of Managers of NYLIFE Distributors LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Form (Form SIPC-7) of NYLIFE Distributors LLC (the "Company") for the year ended December 31, 2024. Management of NYLIFE Distributors is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the Total Revenue amount reported on page 4 of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 to the Total Revenue amount of $128,821,376 reported on page 1, line 1 of Form SIPC-7 for the year ended December 31, 2024, noting no differences.

2. Compared any adjustments reported on page 1, items 4 of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 4a, Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transaction in security futures products, of $126,202,583 to the sum of the following Trial Balance Accounts: Concession Income (Trial Balance Account Number 41701005), Concession Income Securities (Trial Balance Account Number 41701010), Concession Income Underwriter Securities (Trial Balance Account Number 41701020), Concession Income OBD (Trial Balance Account Number 41701015), Concession Income Underwriter OBD (Trial Balance Account Number 41701025), 12B-1 Fee Income (Trial Balance Account Number 42101005), Intercompany Income Service Fee (Trial Balance Account Number 45004005), Intercompany Income AUM Service Fees (Trial Balance Account Number 45004025), Service Fee Income - Distributors (Trial Balance Account Number 42101010), provided by Marta Hansen, Director – Mainstay Investments Retail Finance New York Life Investment, noting no differences.

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b. Compared deductions on line 4c, Commissions, floor brokerage and clearance paid to other SIPC members in connections with securities transactions, of $78,883,002 to the sum of the following Trial Balance Accounts: Finder Fees (Trial Balance Account Number 51705020), Trail Expense (Trial Balance Account Number 51705025), Commission Expense (Trial Balance Account Number 51705005), Gating Fee (Trial Balance Account Number 51705030), Intercompany Expense Service Fee (Trial Balance Account Number 55004005), Intercompany Expense AUM Service Fees (Trial Balance Account Number 55004025), Intercompany Commission Expense (Trial Balance Account Number 55007005), Intercompany Commission Expense Finder Fee (Trial Balance Account Number 55007010), and Intercompany Commission Trail Expense (Trial Balance Account Number 55007020), provided by Marta Hansen, Director – MainStay Investments Retail Finance New York Life Investment, noting no differences.

c. Compared deductions on line 4e, Net gain from securities in investment accounts, of $1,512,866 to the sum of the following Trial Balance Accounts: Investment Income Mutual Funds (Trial Balance Account Number 40703025), Investment Income Short Term Investment Interest (Trial Balance Account Number 40709005), Investment Income Interest Cash (Trial Balance Account Number 40708005), Mark to Market Gain Loss Mutual Funds (Trial Balance Account Number 56303030), provided by Marta Hansen, Director – MainStay Investments Retail Finance New York Life Investment, noting no differences.

d. Compared deductions on line 4g, Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act), of $1,527,056 to the sum of the following Trial Balance Accounts: Advertising General Fixed (Trial Balance Account Number 60701005), Advertising General Variable (Trial Balance Account Number 60701010), Agent and Management Training Materials (Trial Balance Account Number 61801010), Postage Fixed (Trial Balance Account Number 60801015), Postage Variable (Trial Balance Account Number 60801020), General Printing Fixed (Trial Balance Account Number 60801035), General Printing Variable (Trial Balance Account Number 60801040), Legal Fees Non- Litigation (Trial Balance Account Number 60401025), Sales Promotion Advertising Fixed (Trial Balance Account Number 60701025), Sales Promotion Advertising Variable (Trial Balance Account Number 60701030), Sales Promotion All Other (Trial Balance Account Number 60701045), Sales Promotion Marketing Fixed (Trial Balance Account Number 60701035), Advertising Agency Fees (Trial Balance Account Number 60701060), Sales Promotion Marketing Variable (Trial Balance Account Number 60701040), Sales Promotion Sports and Entertainment (Trial Balance Account Number 60701050), Shipping Fixed (Trial Balance Account Number 60801025), Shipping Variable (Trial Balance Account Number 60801030), Kick Off Meeting (Trial Balance Account Number 61901040), Kick Off Meeting Meals (Trial Balance Account Number 61901065), Advertising Media (Trial Balance Account Number 60701070), Printers Purchase (Trial Balance Account Number 60903025), Prepaid Purchase Market Data Services (Trial Balance Account Number 61501035), Prepaid Service Fees Market Data Services Cap (Trial Balance Account Number 61501040), and Legal Fees Investments & Non OGC (Trial Balance Account Number 60401005), provided by Marta Hansen, Director – MainStay Investments Retail Finance New York Life Investment, noting no differences.

3. With respect to the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 2, we performed the following:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 7 of $0, and the General Assessment on page 2, line 8 of $0, noting no differences.

   b. Recalculated the mathematical accuracy of page 1, line 3, Add lines 1 and 2h, of $128,821,376, noting no differences.

c. Recalculated the mathematical accuracy of page 1, line 6, total deductions, of $208,125,507, noting no differences.

d. Agreed the amounts on page 2, lines 8, 9, and 12 to page 2, lines 13a, 13b, and 13c, respectively, noting no differences. Recalculated the mathematical accuracy of page 2, line 13d, Subtract lines 13b and 13c from 13a – assessment balance due, of ($150), noting no differences.

e. Recalculated the mathematical accuracy of page 2, line 16, Overpayment/credit carried forward (if applicable), of $150, noting no differences.

4. Compared the amount of any overpayment applied to the current assessment on page 2, line 9 of Form SIPC-7 with page 2, line 16 of the Form SIPC-7 filed for the prior period ended December 31, 2023 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of management and the Board of Managers of NYLIFE Distributors LLC and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

New York, New York
February 28, 2025

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME NYLIFE DISTRIBUTORS LLC

SEC No. 8-46655

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 128,821,376.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3	Add lines 1 and 2h		$ 128,821,376.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 126,202,583.00	
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 78,883,002.00	
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.	$ 1,512,866.00	
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	$ 1,527,056.00	
h	Other revenue not related either directly or indirectly to the securities business.		

Deductions in excess of $100,000 require documentation

5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
c	Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 208,125,507.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.	$ 0.00
8	Multiply line 7 by .0015. This is your **General Assessment**.	$ 0.00
9	Current overpayment/credit balance, if any	$ 150.00
10	General assessment from last filed 2024 SIPC-6 or 6A	$ 0.00
11 a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00
b	Any other overpayments applied	$ 0.00
c	All payments applied for 2024 SIPC-6 and 6A(s)	$ 0.00
d	Add lines 11a through 11c	$ 0.00
12	**LESSER** of line 10 or 11d.	$ 0.00
13 a	Amount from line 8	$ 0.00
b	Amount from line 9	$ 150.00
c	Amount from line 12	$ 0.00
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.	($ 150.00)
14	Interest (see instructions) for 0 days late at 20% per annum	$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.	$ 0.00
16	Overpayment/credit carried forward (if applicable)	($ 150.00)

SEC No.	Designated Examining Authority	FYE	Month
8-46655	DEA: FINRA	2024	Dec

MEMBER NAME MAILING ADDRESS	NYLIFE DISTRIBUTORS LLC ATTN: MARTA HANSEN 30 HUDSON ST JERSEY CITY, NJ 07302

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

 By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

NYLIFE DISTRIBUTORS LLC	Mary Ann Aull
(Name of SIPC Member)	(Authorized Signatory)
2/28/2025	mary_ann_aull@nylim.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.